SI 18000667

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-67754

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valtus Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 West Sahara Avenue, Suite #140
(No. and Street)

Las Vegas (City) Nevada (State) 89102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Viney Singal (310) 497-2806
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd. #120 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 29 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Viney Singal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valtus Capital Group, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

see attached form for notary

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEVADA INDIVIDUAL ACKNOWLEDGMENT

State of Nevada
County of clark } ss.

This instrument was ~~acknowledged~~ swear (or affirm) before me on this

the 21 (Day) day of February (Month), 2018 (Year), by

(1) Viney K- Singnal (Name of Signer)

(and

(2) NA (Name of Signer).)

Signature of Notary Public

KLOEDIA M VANG
Notary Public - State of Nevada
Appointment No. 03-82201-1
My Appointment Expires January 13, 2020

Place Notary Seal Above

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: United States Security & exchange commission annual audited report

Document Date: 2/21/18 Number of Pages: 2

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of Valtus Capital Group, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Valtus Capital Group, LLC as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Valtus Capital Group, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Valtus Capital Group, LLC's management. My responsibility is to express an opinion on Valtus Capital Group, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Valtus Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Valtus Capital Group, LLC's auditor since 2008.

Tarzana, California

February 9, 2018

VALTUS CAPITAL GROUP, LLC

FINANCIAL STATEMENTS

AND

ACCOMPANYING SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

DECEMBER 31, 2017

VALTUS CAPITAL GROUP, LLC

Table of Contents

VALTUS CAPITAL GROUP, LLC

Statement of Financial Condition
December 31, 2017

ASSETS

Cash (Note 1)	$	2,304,863
Account Receivable		59,496
Investment		848,750
Office equipment, net of accumulated depreciation of $ 112,473		79,238
Total assets	$	3,292,347

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	6,659
Accrued expenses		867,000
Due to related party		60,000
Total liabilities		933,659
MEMBER'S EQUITY:		
Member's equity		2,358,688
Total member's equity		2,358,688
Total liabilities and member's equity	$	3,292,347

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Statement of Income
For the year ended December 31, 2017

REVENUES:	
Advisory fee income	$4,551,688
Interest income	765
Total income	$4,552,453
EXPENSES:	
Compensation expense	1,700,683
Consulting expense	36,500
Depreciation	25,387
Occupancy	129,803
Professional fees	79,128
Travel and entertainment	112,831
Other general and administrative expenses	240,378
Total expenses	2,324,710
NET INCOME	$2,227,743

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2017

	Total Members' Equity
Beginning balance January 1, 2017	$ 1,430,945
Capital withdrawals	(1,300,000)
Net income	2,227,743
Ending balance December 31, 2017	$ 2,358,688

VALTUS CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,227,743
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	25,387
(Increase) decrease in:	
Accounts receivable	(59,496)
Other assets	9,585
Increase (decrease) in:	
Accounts payable	(4,473)
Accrued expenses	319,000
Due to Related Party	60,000
Total adjustments	350,003
Net cash provided by operating activities	2,577,746
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	(86,536)
Net cash used in investing activities	(86,536)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital withdrawals	(1,300,000)
Net cash used in financing activities	(1,300,000)
Increase in cash	1,191,210
Cash-beginning of period	1,113,653
Cash-end of period	$ 2,304,863
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

VALTUS CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Members' equity, December 31, 2017	$ 2,358,688	$ 2,358,688	$ -
Subtract - Non allowable assets:			
Accounts Receivable	59,496	59,496	
Investment	848,750	848,750	
Fixed assets	79,238	79,238	-
Tentative net capital	1,371,204	1,371,204	-
Haircuts	0	0	-
NET CAPITAL	1,371,204	1,371,204	-
Minimum net capital	62,244	62,244	-
Excess net capital	$ 1,308,960	$ 1,308,960	-
Aggregate indebtedness	933,659	933,659	-
Ratio of aggregate indebtedness to net capital	0.68%	0.68%	

There were no differences between the audit and Focus filed at December 31, 2017.

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2017

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

Valtus Capital Group, LLC

Notes to Financial Statements
December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATIONAL AND GENERAL MATTERS:

Valtus Capital Group, LLC (the "Company") was formed in Nevada on October 19, 2007 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority Dealers and the State of Nevada.

The firm is a Limited Liability Company, wholly owned by its member, Viney Singal.

The firm operates on a limited disclosed basis with no clearing firm requirements; it offers investment-banking services primarily on real estate and gaming projects in Nevada.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affects the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash:

Cash equivalents include highly liquid in investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Revenue Recognition:

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and Equipment

Property Equipment is recorded at cost and depreciated using an accelerated method over estimated useful lives of 3-7 years. Mangement does not believe the differences in depreciation methods are significant. Expenditures for major renewable and improvements are capitalized while minor replacements, maintenance and repairs, that do not improve or extend the life of such assets are charged to expense. Gains or losses on disposal of property and equipment are reflected in operations. Purchases greater than $1,000 are capitalized.

Property and equipment consists of the following at December 31, 2017:

Automobile	$	86,536
Office equipment		105,175
Less: accumulated depreciation		(112,473)
Property and equipment net	$	79,238

Depreciation expense for the year ended December 31, 2017 was $25,387

Valtus Capital Group, LLC

Notes to Financial Statements
December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk:

The Company is engaged in various activities. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation $250,000 per institution per depositor.

Three clients accounted for approximately 41% of the total revenues.

Lease Commitments:
The firm extended its office lease which expired September 30th, 2017 for a period of 6 months.
Future minimum lease payments are as follows:

Year Ending 2018 $28,500

Rent Expense for the year ending Dec. 31st, 2017 was $129,803.

General:

The management has reviewed the results of operations for the period of time from its year end December 31 2017 through February 9, 2018 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is a limited liability company with no federal or state income tax due. The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2014, 2015 and 2016.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)	BALANCE AS OF DECEMBER 31, 2017
INVESTMENT	$ -	$ -	$ 848,750	$ 848,750

The investment in the amount of $848,750 is considered Level 3 at December 31, 2017.

This investment is a warrant that was exercised in a privately held company.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ration or aggregate indebtedness to net capital. At December 31, 2017, the Company had a net capital of $1,371,204 which is $1,308,960 in excess of the minimum of $62,244 required and its ratio of aggregated indebtedness $933,659 to net capital was 0.68 which is less than the 15 to 1 maximum ration of a broker dealer.

Assertions Regarding Exemption Provisions

We as members of management of Valtus Capital Group, LLC ("the Company") are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the manager of the Company herby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017

Valtus Capital Group, LLC

By: President

(Name and Title)

2/9/18

(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Valtus Capital Group, LLC
Las Vegas, Nevada

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Valtus Capital Group, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Valtus Capital Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Valtus Capital Group, LLC, stated that Valtus Capital Group, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. Valtus Capital Group, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Valtus Capital Group, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 9, 2018